SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 21, 2025.

To

Securities and Exchange Commission of Brazil (CVM)

Att.: Superintendent of Company Relations - SEP

Ref.: Request for clarification regarding news – CVM Process nº 19957.013591/2025-71

Dear Sirs,

We refer to Official Letter nº 278/2025/CVM/SEP/GEA-1 ("Official Letter"), dated October 20, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Mr. Director,

We refer to the news published on October 19, 2025 in Carta Capital magazine, News section, under the title: “MPF denounces Braskem for crimes related to the exploration of rock salt in Maceió", which contains the following statement:

In Alagoas, the Federal Public Ministry filed a complaint with the Federal Court against the petrochemical company Braskem and 15 individuals for crimes related to the exploration of rock salt in Maceió.

In view of the above, we require you to clarify whether the news is true and, if so, explain the reasons why it was understood that it is not a Material Fact, in addition to commenting on other information considered important on the matter.”

In this regard, Braskem clarifies that it became aware of the filing of the complaint by the Federal Public Ministry of Alagoas (“MPF”) through a release published by the MPF in the late afternoon of October 16th. However, to date, the Company has not had access to the content of the aforementioned complaint, which is being processed under judicial secrecy, to assess its materiality and possible relevance for the disclosure of a Material Fact.

Additionally, Braskem informs that, without prejudice to the disclosure of material facts, when required under applicable legislation and regulations, it has been publishing updates regarding the Federal Police investigation in Alagoas (“Inquiry”) in its Annual Financial Statements and Quarterly Information (“ITR”) in the Explanatory Note “Geological Event – Alagoas”. In the release of the ITR for the second quarter of 2025, for example, the Company reported that, in October 2024, it became aware of the conclusion of the Inquiry and the respective referral of the topic to the MPF for evaluation.

Being what we had to clarify, we made ourselves available to you for any additional clarifications regarding the topic, if necessary.

São Paulo, October 21, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.